Exhibit 99.1

PRESS RELEASE

PASQAL ANNOUNCES AN EVOLUTION OF ITS COLLABORATION FRAMEWORK

WITH THE FRENCH PUBLIC AUTHORITIES

PARIS, September 28, 2026

Pasqal (NASDAQ: PSQL) is announcing an evolution of the areas of its collaboration with the French public authorities to now focus on commercial applications, in line with the company’s growth strategy and innovation priorities.

This evolution includes the termination of Pasqal’s participation in the defense program LSQUARE (otherwise known as PROQCIMA), to which Pasqal participated in its first phase and successfully completed all the technological objectives. Pasqal thanks the French Direction générale de l’armement (DGA) of the Ministry of the Armed Forces for having supported it during the first phase of the defense program LSQUARE.

Pasqal is now invited to participate in the civil public support programs currently being defined. As a first step in this civil collaboration, the company has been requested by the French Secrétariat général pour l’investissement (SGPI) and the French Direction générale des entreprises (DGE) to submit a specific research and development program for fault-tolerant quantum computing (FTQC) based on neutral atoms, and consistent with Pasqal’s advanced technology level and commercial maturity.

This focus on commercial-led development will provide further support to Pasqal to accelerate the implementation of its FTQC roadmap beyond the scope of the PROQCIMA program.

In just seven years, Pasqal has established itself as one of the global leaders in quantum computing, thus demonstrating the ability of French deeptech, with the support of public authorities, to bring forth world-class industrial champions. Pasqal operates the second largest fleet of complex quantum computers in the world, with world-leading companies among its customers.

Dr. Wasiq Bokhari, Chief Executive Officer of Pasqal, said: “We are excited about the evolution of our collaboration with the French public authorities. The visit by Nicolas Dufourcq, Chief Executive Officer of the French Public Investment Bank (Bpifrance), to Pasqal’s headquarters today is a testimony to our close relationship and Pasqal’s strategic importance to France as a sovereign technology asset.”

Contact :

Investors

investors@pasqal.com

Media

pr@pasqal.com

About Pasqal

Pasqal (Nasdaq: PSQL) helps organizations tackle problems that are difficult or impossible to solve with conventional computing methods alone. Founded in 2019 on Nobel Prize–winning research, Pasqal builds and operates neutral-atom quantum computers, delivered with a full software stack, for industry, science, and governments. Pasqal’s production-ready systems are available both on-premises and through the cloud, enabling organizations to harness quantum computing without requiring in-house quantum expertise. A single hardware platform supports analog workloads today and is designed to evolve toward fault-tolerant quantum computing in the future.

Headquartered in France with operations globally, Pasqal’s quantum computing systems are used by customers across energy, financial services and advanced materials to address complex challenges. Pasqal’s customers include Saudi Aramco, Crédit Agricole CIB, LG Electronics and supported by partnerships with NVIDIA and IBM (Pasqal is part of the IBM Quantum Network).

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events, including Pasqal’s evolution of the areas of its collaboration with the French public authorities and participation in the civil public support programs currently being defined.

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Pasqal. These statements are subject to known and unknown risks and uncertainties and assumptions regarding Pasqal’s business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations, including participation in government programs; risks related to Pasqal’s indebtedness; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal does not know or currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal may elect to update these forward-looking statements in the future, Pasqal specifically disclaims any obligation to do so.